GYRUS GROUP PLC
410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
+44 (0) 118 921 9750 TEL
+44 (0) 118 921 9850 FAX
www.gyrusgroup.com

RECEIVED
2008 FEB 25 A 6:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

SUPPL

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

21st February 2008

08000954

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public or sent to shareholders:

- Stock Exchange announcement regarding Recommended Cash Acquisition of Gyrus Group plc dated 1 February 2008.
- Stock Exchange announcement regarding Delisting of Gyrus Group plc shares dated 1 February 2008.
- Stock Exchange announcement regarding Acquisition Update dated 29 January 2008.
- Stock Exchange announcement regarding Holdings in Company dated 24 January 2008.
- Stock Exchange announcement regarding Holdings in Company dated 23 January 2008.
- Stock Exchange announcement regarding Results of Court Meeting and Extraordinary General Meeting.
- Six forms in respect of the termination of appointments as directors (Form 288b).
- Return of Allotment of Shares form dated 14 February 2008.
- Two forms for the Return of Allotment of Shares dated 11 February 2008.
- Three forms for the Return of Allotment of Shares dated 1 February 2008.

Please note that a Scheme of Arrangement to implement the recommended acquisition of Gyrus Group Plc by Olympus UK Acquisitions Ltd became effective on 1 February 2008. Gyrus also cancelled its listing on the Official List of the United Kingdom Listing Authority on 1 February 2008 and Gyrus shares are no longer admitted to trading on the London Stock Exchange.

dlw 2/28

GYRUS GROUP PLC

Yours sincerely,

Yomi Akisanya

Enc.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

1 February 2008

For immediate release

Recommended cash acquisition of Gyrus Group plc ("Gyrus") by Olympus UK Acquisitions Limited ("Olympus UK Acquisitions"), a wholly owned subsidiary of Olympus Corporation ("Olympus") (the "Acquisition").

Scheme of Arrangement becomes effective

The Boards of Olympus and Gyrus today announce that that the Scheme of Arrangement to implement the recommended acquisition of Gyrus by Olympus UK Acquisitions Limited, a wholly owned subsidiary of Olympus Corporation, has now become effective in accordance with its terms.

The listing of Gyrus Shares on the Official List was cancelled and consequently Gyrus Shares ceased to be admitted to trading on the London Stock Exchange, both with effect from 8:00 a.m. (London time) this morning.

Under the terms of the Scheme, Gyrus Shareholders are entitled to receive 630 pence for each Gyrus Share held at the Scheme Record Time and, to the extent that they are entitled to receive Loan Notes under the Loan Note Alternative, £1.00 of Loan Notes for each £1.00 of cash consideration to which they would otherwise be entitled under the Scheme.

Settlement of the cash consideration in respect of Gyrus Shares and the issue of certificates in respect of the Loan Notes under the Loan Note Alternative will be effected within 14 days of today in accordance with the terms of the Scheme.

Enquiries:

Perella Weinberg (financial adviser to Olympus) Philip Yates Graham Davidson	+44 20 7268 2800
Gyrus Brian Steer, Chairman Roy Davis, Chief Executive Officer Simon Shaw, Chief Financial Officer	+44 1189 219 750
Bear Stearns (financial adviser to Gyrus) Paul Abecassis Stuart Rankine	+44 20 7516 6000
Morgan Stanley (financial adviser and corporate broker to Gyrus) Peter Moorhouse Laura Howard	+44 20 7425 5000

Henry Stewart
Edward Knight

Financial Dynamics (PR adviser to Gyrus) +44 20 7831 3113
David Yates

Words and expressions defined in the Scheme Document dated 17 December 2007 have the same meanings in this announcement.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

1 February 2008

For immediate release

Delisting of Gyrus Group plc Shares

Following an application by Gyrus to the UK Listing Authority, the listing of Gyrus Shares on the Official List was cancelled and consequently Gyrus Shares ceased to be admitted to trading on the London Stock Exchange, both with effect from 8:00 a.m. (London time) this morning.

Enquiries:

Perella Weinberg (financial adviser to Olympus) Philip Yates Graham Davidson	+44 20 7268 2800
Gyrus Brian Steer, Chairman Roy Davis, Chief Executive Officer Simon Shaw, Chief Financial Officer	+44 1189 219 750
Bear Stearns (financial adviser to Gyrus) Paul Abecassis Stuart Rankine	+44 20 7516 6000
Morgan Stanley (financial adviser and corporate broker to Gyrus) Peter Moorhouse Laura Howard Henry Stewart Edward Knight	+44 20 7425 5000
Financial Dynamics (PR adviser to Gyrus) David Yates	+44 20 7831 3113

Words and expressions defined in the Scheme Document dated 17 December 2007 have the same meanings in this announcement.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for

providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Regulatory Announcement

Go to market news section

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Acquisition Update
Released	11:54 29-Jan-08
Number	7672M

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

29 January 2008

Recommended cash acquisition of Gyrus Group plc ("Gyrus") by Olympus UK Acquisitions Limited ("Olympus UK Acquisitions"), a wholly owned subsidiary of Olympus Corporation ("Olympus") (the "Acquisition").

U.K. Court sanctions Scheme of Arrangement

The Boards of Olympus and Gyrus today announce that the High Court of Justice of England and Wales has sanctioned the Scheme of Arrangement to implement the recommended offer for Gyrus by Olympus UK Acquisitions Limited, a wholly owned subsidiary of Olympus Corporation.

It is expected that the Effective Date of the Scheme will be 1 February 2008. A further announcement will be made to confirm that the Scheme has become effective on this date.

Enquiries:
Perella Weinberg (financial adviser to Olympus)
+44 20 7268 2800
Philip Yates
Graham Davidson

Gyrus
+44 1189 219 750
Brian Steer, Chairman
Roy Davis, Chief Executive Officer
Simon Shaw, Chief Financial Officer

Bear Stearns (financial adviser to Gyrus)
+44 20 7516 6000
Paul Abecassis
Stuart Rankine

Morgan Stanley (financial adviser and corporate broker to Gyrus)
+44 20 7425 5000
Peter Moorhouse
Laura Howard
Henry Stewart
Edward Knight

Financial Dynamics (PR adviser to Gyrus)
+44 20 7831 3113
David Yates

Words and expressions defined in the Scheme Document dated 17 December 2007 have the same meanings in this announcement.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

END

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Regulatory Announcement

Go to market news section

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:19 24-Jan-08
Number	5132M

RNS Number:5132M
Gyrus Group PLC
24 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Societe Generale Option Europe

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

17 January 2008

6. Date on which issuer notified:

21 January 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	3,516,851	3,516,851

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	4,856,187	4,856,187	0	3.27	0

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,856,187	3.27

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

n/a

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

YOMI AKISANYA

15. Contact telephone number:

0118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:18 23-Jan-08
Number	3545M

RNS Number:3545M
Gyrus Group PLC
23 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

GYRUS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.):

DEUTSCHE BANK AG
ABBEY LIFE ASSURANCE COMPANY LIMITED
TILNEY INVESTMENT MANAGEMENT

5. Date of the transaction and date on which the threshold is crossed or reached if different):

21/01/2008

6. Date on which issuer notified:

22/01/2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0001701522	11,101,862	11,114,078

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	9,604,856	9,604,856	12,196	6.46	0.01

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,617,052	6.47

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

YOMI AKISANYA

15. Contact telephone number:

0118 921 9750

This information is provided by RNS
The company news service from the London Stock Exchange

END

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

9 January 2008

For immediate release

Recommended cash acquisition of Gyrus Group plc ("Gyrus") by Olympus UK Acquisitions Limited ("Olympus UK Acquisitions"), a wholly-owned subsidiary of Olympus Corporation ("Olympus") (the "Acquisition")

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING

Court Meeting and Extraordinary General Meeting

On 19 November 2007, the boards of Gyrus and Olympus announced that they had reached agreement on the terms of a recommended cash acquisition of the entire issued and to be issued ordinary share capital of Gyrus by Olympus UK Acquisitions (a wholly-owned subsidiary of Olympus), to be effected by way of a scheme of arrangement under section 425 of the Companies Act 1985.

Under the terms of the Acquisition, Gyrus Shareholders will receive 630 pence per Gyrus Share, subject to any valid elections that they make under the Loan Note Alternative.

On 17 December 2007, Gyrus despatched to Gyrus Shareholders a circular containing the terms of the Acquisition (the "Scheme Document").

The Board of Gyrus is pleased to announce that at the Meetings held earlier today, all of the resolutions approving the Scheme and the Acquisition were passed.

At the Court Meeting to approve the Scheme, the resolution approving the Scheme was passed by the requisite majorities on a poll. The voting of those Gyrus Shareholders who cast votes either in person or by proxy at the Court Meeting was as follows:

	For	% of total	Against	% of total
Number of votes	78,704,628	99.99	3232	0.01
Number of voters	391	99.24	3	0.76

The shares voted for and against the resolution represent 52.9% of the issued ordinary share capital of the Company.

In addition, at the EGM also held today, the special resolution to approve the Scheme, the related reduction of capital, the amendments to the Company's articles of association and certain other related arrangements were also passed by the requisite majorities on a show of hands. The following levels of proxy appointments and associated voting instructions were received prior to the meeting:

Proxy votes for the resolution	Proxy votes against the resolution	Votes withheld
70,721,524	1,270	200,560

Any proxy appointments which gave discretion to the Chairman have been included in the "for" total.

Expected timetable

Completion of the Acquisition remains subject to the satisfaction or waiver of the Conditions set out in the Scheme Document including, *inter alia*, the sanction of the Scheme by the Court. The Court Hearing to sanction the Scheme is expected to take place on 29 January 2008 and the Court Hearing to confirm the Reduction of Capital is expected to take place on 31 January 2008. It is expected that the last day for dealings in Gyrus Shares will be 30 January 2008 and that the Scheme will become effective on 1 February 2008. As soon as practicable after the Effective Date and, in any event, no later than fourteen days from the Effective Date, Scheme Shareholders will receive the consideration due under the Scheme.

Enquiries:

Perella Weinberg (financial adviser to Olympus) Philip Yates Graham Davidson	+44 20 7268 2800
Ogilvy Public Relations Worldwide (PR adviser to Olympus) Kerrin Roberts Ben Lock	+44 20 7309 1000
Gyrus Brian Steer, Chairman Roy Davis, Chief Executive Officer Simon Shaw, Chief Financial Officer	+44 1189 219 750
Bear Stearns (financial adviser to Gyrus) Paul Abecassis Stuart Rankine	+44 20 7516 6000
Morgan Stanley (financial adviser and corporate broker to Gyrus) Peter Moorhouse Laura Howard Henry Stewart Edward Knight	+44 20 7425 5000
Financial Dynamics (PR adviser to Gyrus) David Yates	+44 20 7831 3113

Copies of the resolutions passed at the Court Meeting and the General Meeting will shortly be available for inspection at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AO during usual business hours.

Words and expressions defined in the Scheme Document dated 17 December 2007 have the same meanings in this announcement.

This announcement is not intended to and does not constitute an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any acceptance or other response to the Acquisition should be made only on the basis of the information in the Scheme Document. Gyrus Shareholders are advised to read the formal documentation for the Acquisition carefully.

Perella Weinberg Partners UK LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Olympus and Olympus UK Acquisitions and no-one

else in connection with the Acquisition and will not be responsible to anyone other than Olympus and Olympus UK Acquisitions for providing the protections afforded to the clients of Perella Weinberg or for providing advice in relation to the Acquisition.

Bear, Stearns International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear Stearns or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Morgan Stanley & Co. Limited is acting solely for Gyrus in connection with the Acquisition and no-one else and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Acquisition or any of the matters referred to in this announcement.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	01	02	2008

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title PROF *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) CHARLES WILLIAM

Surname CUMMINGS

	Day	Month	Year
†Date of Birth	16	11	1935

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01.02.08

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA. Tel 0118 921 9750
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	01	02	2008

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): MICHAEL FREDERICK

Surname: GARNER

	Day	Month	Year
†Date of Birth	22	04	1937

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01. 02. 08

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA. Tel 0118 921 9750
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	0 1	0 2	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: DR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): KATHERINE CHRISTINA MARY

Surname: INNES KER

	Day	Month	Year
†Date of Birth	0 4	0 5	1 9 6 0

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01. 02. 08

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA. Tel 0118 921 9750
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	0 1	0 2	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): KEITH TADEUSZ

Surname: KRZYWICKI

	Day	Month	Year
†Date of Birth	1 4	0 3	1 9 4 5

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01.02.08

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA. Tel 0118 921 9750
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	01	02	2008

as director ✓   as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR   *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): JOHN LEONARD

Surname: RENNOCKS

	Day	Month	Year
†Date of Birth	27	06	1945

A serving director, secretary etc must sign the form below.

Signed [signature]   **Date** 01. 02. 08

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA.   Tel 0118 921 9750
DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of termination of appointment	0 1	0 2	2 0 0 8

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) BRIAN LOUIS

Surname STEER

	Day	Month	Year
†Date of Birth	0 8	0 7	1 9 3 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01. 02. 08

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA. Tel 0118 921 9750
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Please complete in typescript, or in bold black capitals.
CHFP025

RECEIVED
2008 FEB 25 A 5:34

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3234242
Company name in full	Gyrus Group Plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	02	2008			

Class of shares (ordinary or preference etc)	Ordinary shares		
Number allotted	122,153,648		
Nominal value of each share	1 penny		
Amount (if any) paid or due on each share (including any share premium)	630 pence		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Laserform International 10/05

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Olympus UK Acquisitions Limited Address: One South Place London UK Postcode EC2M 2WG	Ordinary	122153648
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 14.02.08

** A director / secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Geoff Bungey
Allen & Overy LLP
One Bishops Square

E1 6AO Tel +44 (0)20 3088 4304
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13637		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 13,637
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11.02.08

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Run Date: 30-JAN-2008 05:26PM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
KEVIN ASHMEAD	95 MANOR PARK NEWPORT GWENT NP10 8SD	1,195
MARTIN BROOKE	113 GREENHILL ROAD SEBASTOPOL PONTYPOOL NP4 5BQ	876
ANTHONY CALVO	36 IVY CLOSE GRAVESEND KENT DA12 5NP	517
ROBERT CARVELL	23 GASKELL STREET NEWPORT GWENT NP19 0GH	1,936
RICHARD CURTIS	26 PONTYMASON RISE ROGERSTONE NEWPORT NP10 9GJ	79
ANTHONY GILES	34 RHODFA GLASCOED BLACKWOOD GWENT NP12 1GW	1,035
MIKE HAGLAND	87 GREENHILL ROAD SEBASTOPOL PONTYPOOL NP4 5BH	2,588
JIANYU LAI	23 GASKELL STREET NEWPORT GWENT NP19 0GH	1,460
ADRIAN MILES	44 MERCIA ROAD TREMORFA CARDIFF CF24 0SE	24
BOB MIRZA	26 WICKEN CLOSE ST MELLONS CARDIFF CF3 0SE	31
BEVERLEY PUNTER	1 CLOS DOL HEULOG PONTPRENNAU CARDIFF CF24 8AT	1,035
JAMES RIMMER	134 ALBERT PALACE MANSIONS LURLINE GARDENS LONDON SW11 4DJ	158

Run Date: 30-JAN-2008 05:26PM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
COLIN WALTERS	14 BRECON RISE PANT MERTHYR TYDFIL CF48 2BW	146
COLIN WALTERS	14 BRECON RISE PANT MERTHYR TYDFIL CF48 2BW	517
LINSY WILLIAMS	STEEPHOLM BASSALEG NEWPORT NP10 8RW	487
WAYNE WILLIAMS	15 HASTINGS AVENUE PENARTH CF64 2TF	1,553

Run Date: 30-JAN-2008 05:26PM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Total Number of Shareholder Accounts printed	16
Total holding for Return of Allotment	13,637

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	13,637
		13,637

Run Date: 30-JAN-2008 05:26PM
Ref: RS2802 V4.1e

Company Code: G121

Registration Number 3234242

Return of Allotment

GYRUS GROUP PLC

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 1P

Registration Date 29-JAN-2008 to 29-JAN-2008

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT

Batch 003884

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3335		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 3,335
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 11.02.08

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Run Date: 30-JAN-2008 05:25PM
Ref: RS2802 V4.1e

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
KEVIN ASHMEAD	95 MANOR PARK NEWPORT GWENT NP10 8SD	2,966
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 1TN	243
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 1TN	126

Run Date: 30-JAN-2008 05:25PM
Ref: RS2802 V4.1e

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Total Number of Shareholder Accounts printed	3
Total holding for Return of Allotment	3,335

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	3,335
		3,335

Run Date: 30-JAN-2008 05:25PM
Ref: RS2802 V4.1e

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 1P

Registration Date 29-JAN-2008 to 29-JAN-2008

Sortkey Start
Sortkey End

Transaction Code
OPT   OPTION

Posting Type
2230 NEW SHARES ALLOTMENT

Batch 003882

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3094429		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY 3,094,429	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01.02.08

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 9219750
DX number DX exchange

Run Date: 29-JAN-2008 10:10AM
Ref: RS2802 V4.1e

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242   ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
DORON ADLER	9 HAKASHED STREET KIRYAT HAIM 26273 ISRAEL	5,000
DORON ADLER	9 HAKASHED STREET KIRYAT HAIM 26273 ISRAEL	10,000
JOSEPH AFFRUNTI	1911 TWIN OAKS CT. BUFFALO GROVE IL 60089 USA	4,000
JOSEPH AFFRUNTI	1911 TWIN OAKS CT. BUFFALO GROVE IL 60089 USA	5,000
JOSEPH AFFRUNTI	1911 TWIN OAKS CT. BUFFALO GROVE IL 60089 USA	36,364
JOSEPH AFFRUNTI	1911 TWIN OAKS CT. BUFFALO GROVE IL 60089 USA	3,000
JOSEPH AFFRUNTI	1911 TWIN OAKS CT. BUFFALO GROVE IL 60089 USA	2,000
ROBERT AFTANIS	110 BERKELEY AVE. BEACH HAVEN NJ 08008 USA	4,000
ROBERT AFTANIS	110 BERKELEY AVE. BEACH HAVEN NJ 08008 USA	5,000
ROBERT AFTANIS	110 BERKELEY AVE. BEACH HAVEN NJ 08008 USA	10,000

Run Date: 29-JAN-2008 10:10AM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
ROBERT AFTANIS	110 BERKELEY AVE. BEACH HAVEN NJ 08008 USA	2,000
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	4,000
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	1,500
CHARLES ARTIS	P.O. BOX 342445 BARTLETT TN 38184 USA	4,000
CHARLES ARTIS	P.O. BOX 342445 BARTLETT TN 38184 USA	1,500
KERRY F BARTLETT	263 EUCLID AVE LONG BEACH CA 90803 USA	4,000
JASON BENING	175 FIELDSTONE WAY FAYETTEVILLE GA 30215 USA	4,000
JASON BENING	175 FIELDSTONE WAY FAYETTEVILLE GA 30215 USA	1,500
PETER BOEHLERT	45 MONROE AVENUE PITTSFORD NY 14534 USA	4,000

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
PETER BOEHLERT	45 MONROE AVENUE PITTSFORD NY 14534 USA	1,500
MELANI BOIANI	177 RIVER STREET APT. 1 LEFT DEDHAM MA02026 USA	2,000
SCOTT BRIDGES	3726 NORTH 45TH STREET SHEBOYGAN WI 53081 USA	2,000
JOHN BROWN	3633 GENESSEE PL PHILADELPHIA PA 19154 USA	4,000
JOHN BROWN	3633 GENESSEE PL PHILADELPHIA PA 19154 USA	1,500
JOHN CAPPADONA	84 WESSON TERRACE NORTHBOROUGH MA 01532 USA	5,000
JOHN CAPPADONA	84 WESSON TERRACE NORTHBOROUGH MA 01532 USA	10,000
JOHN CAPPADONA	84 WESSON TERRACE NORTHBOROUGH MA 01532 USA	10,000
ALFONSO CARDENAS	5691 PARK AVE. MEMPHIS TN 38119 USA	1,500
ALFONSO CARDENAS	5691 PARK AVE. MEMPHIS TN 38119 USA	2,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name	Address of Shareholder	Holding
DONNA CARLUCCI	207 HICKORY WOODS LANE STRATFORD CT 06614 USA	1,500
MARTIN CHURCHFIELD	54888 S. IOLA WAY ENGLEWOOD CO 80111 USA	4,000
MARTIN CHURCHFIELD	54888 S. IOLA WAY ENGLEWOOD CO 80111 USA	1,500
DAVID J CLARKE	5 SUNBLAZE DRIVE NASHUA NH 03062 USA	4,000
DAVID J CLARKE	5 SUNBLAZE DRIVE NASHUA NH 03062 USA	4,000
EDWARD COHRS	646 MANORWOOD LANE LOUISVILLE CO80027 USA	4,000
EDWARD COHRS	646 MANORWOOD LANE LOUISVILLE CO80027 USA	1,500
STEEN COLEMAN	7144 MERRIMAC LANE MAPLE GROVE MN 55311 USA	5,000
STEEN COLEMAN	7144 MERRIMAC LANE MAPLE GROVE MN 55311 USA	4,000
CHRISTOPHER COOK	340 E 66TH STREET APT 2E NEW YORK NY 10021 USA	1,500

Return of Allotment

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
RICHARD COOSE	37 SHORT STREET EASTON MA 02375 USA	4,000
RICHARD COOSE	37 SHORT STREET EASTON MA 02375 USA	1,500
ANTHONIO COPA	51636 PORTMAN ROAD AMHERST OH 44001 USA	2,000
CHARLES R. CRAVER JR.	2851 BROWNLEAF COVE GERMANTOWN TN 38138 USA	1,500
CHARLES R. CRAVER JR.	2851 BROWNLEAF COVE GERMANTOWN TN 38138 USA	2,000
JAMES CUMMINGS	2103 HIGH GATE DRIVE COLLEYVILLE TX 76034 USA	4,000
FRANK D'AMELIO	PO BOX 176 LOS OLIVOS CA 93441-0176 USA	20,666
FRANK D'AMELIO	PO BOX 176 LOS OLIVOS CA 93441-0176 USA	181,818
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	29,160
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	40,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	272,727
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	20,000
KIRSTEN DOEFERT	2500 PRINCETON COURT MINNEAPOLIS MN55316 USA	516
KIRSTEN DOEFERT	2500 PRINCETON COURT MINNEAPOLIS MN55316 USA	3,781
KIRSTEN DOEFERT	2500 PRINCETON COURT MINNEAPOLIS MN55316 USA	1,266
KIRSTEN DOEFERT	2500 PRINCETON COURT MINNEAPOLIS MN55316 USA	557
WOUTER DONDERS	DOMINICANESSENSTRAAT 19 6584 GL MOLENHOEK (LB) THE NETHERLANDS	5,000
WOUTER DONDERS	DOMINICANESSENSTRAAT 19 6584 GL MOLENHOEK (LB) THE NETHERLANDS	6,000
ANDREW DZIMITROWICZ	GLAN TROTHY HOUSE LLANTILIO CROSSENNY ABERGAVENNY GWENT NP7 8SU	4,000
ANDREW DZIMITROWICZ	GLAN TROTHY HOUSE LLANTILIO CROSSENNY ABERGAVENNY GWENT NP7 8SU	1,500
JULIAN MARK EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF	4,000

GYRUS GROUP PLC

GLAM CF3 2TA

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

	Name and Address of Shareholder	Holding
JULIAN MARK EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF GLAM CF3 2TA	1,500
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	3,365
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	5,000
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	27,273
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	3,000
ALFRED EVANS	65 MEADOWBROOK LANE TORRINGTON CT 06790 USA	1,500
MARC FELDMAN	58 TURNER ROAD TOWNSEND MA 01469 USA	5,000
MARC FELDMAN	58 TURNER ROAD TOWNSEND MA 01469 USA	4,000
MARC FELDMAN	58 TURNER ROAD TOWNSEND MA 01469 USA	3,000
ANDREW FORD	THE FORGE 6A RECTORY ROAD EASTON IN GORDANO BS20 0QB	5,000
ANDREW FORD	THE FORGE 6A RECTORY ROAD EASTON IN GORDANO BS20 0QB	4,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name	Address of Shareholder	Holding
ANDREW FORD	THE FORGE 6A RECTORY ROAD EASTON IN GORDANO BS20 0QB	1,500
JOHN KENNETH BLAIR FRASER	9464 DOE MEADOW DRIVE GERMANTOWN TN 38139 USA	2,923
JOHN KENNETH BLAIR FRASER	9464 DOE MEADOW DRIVE GERMANTOWN TN 38139 USA	772
JOHN KENNETH BLAIR FRASER	9464 DOE MEADOW DRIVE GERMANTOWN TN 38139 USA	1,419
TODD FRESE	2585 CRABTREE LANE NORTHBROOK IL 60062 USA	4,000
TODD FRESE	2585 CRABTREE LANE NORTHBROOK IL 60062 USA	1,500
TODD FRESE	2585 CRABTREE LANE NORTHBROOK IL 60062 USA	2,000
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	1,597
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	5,000
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	27,273
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	3,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
VICKI GEORGE	18 OSWALD CLOSE WARFIELD BERKSHIRE RG42 3SU	2,000
VICKI GEORGE	18 OSWALD CLOSE WARFIELD BERKSHIRE RG42 3SU	1,500
VICKI GEORGE	18 OSWALD CLOSE WARFIELD BERKSHIRE RG42 3SU	2,000
MICHAEL GERAGHTY	1342 CHERRY HILL RD MENDOTA HEIGHTS MN 55118 USA	8,023
MICHAEL GERAGHTY	1342 CHERRY HILL RD MENDOTA HEIGHTS MN 55118 USA	7,500
MICHAEL GERAGHTY	1342 CHERRY HILL RD MENDOTA HEIGHTS MN 55118 USA	90,909
MICHAEL GERAGHTY	1342 CHERRY HILL RD MENDOTA HEIGHTS MN 55118 USA	10,000
MATTHEW GREGOIRE	20 DEER HILL ROAD REDDING CT 06896 USA	2,000
MATTHEW GREGOIRE	20 DEER HILL ROAD REDDING CT 06896 USA	1,500
MATTHEW GREGOIRE	20 DEER HILL ROAD REDDING CT 06896 USA	2,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
TERESA GUPTON	3065 AMBER REBECCA BARTLETT TN 38133 USA	2,000
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	897
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	963
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	3,548
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	1,534
RON HONIG	115 HARVARD ROAD STOW MA 01775 USA	7,500
RON HONIG	115 HARVARD ROAD STOW MA 01775 USA	18,182
RON HONIG	115 HARVARD ROAD STOW MA 01775 USA	10,000
SAMANTHA HORNUNG	11 OAK TREE LANE ASHLAND MA 01721 USA	2,000
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576 USA	3,087
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576	20,000

Return of Allotment

GYRUS GROUP PLC

USA

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576 USA	36,364
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576 USA	10,000
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576 USA	75,000
TIMOTHY A IGNATIUS	214 IVY BROOK LANE COLLIERVILLE TN 38017 USA	773
CHARLES D. GOODWIN II	4910 WESTON LANE N PLYMOUTH MN 55446 USA	6,346
CHARLES D. GOODWIN II	4910 WESTON LANE N PLYMOUTH MN 55446 USA	20,000
CHARLES D. GOODWIN II	4910 WESTON LANE N PLYMOUTH MN 55446 USA	90,909
CHARLES D. GOODWIN II	4910 WESTON LANE N PLYMOUTH MN 55446 USA	10,000
CHARLES D. GOODWIN II	4910 WESTON LANE N PLYMOUTH MN 55446 USA	17,196
KIMBERLEY A JARMAN	12 HIGHLAND AVENUE HAVERHILL MA 01803 USA	5,500

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

	Name and Address of Shareholder	Holding
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	1,419
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	5,000
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	18,182
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	3,000
BARRETT JOHNSTON	13 JASMINE ROAD MEDWAY MA 02053 USA	4,000
BARRETT JOHNSTON	13 JASMINE ROAD MEDWAY MA 02053 USA	2,000
DARRELL HAYES- JONES	117 STATION ROAD YSTRADGYNLAIS POWYS SA9 1PL	2,000
ALBERT JUERGENS	1170 MAIN STREET BOYLSTON MA 01505 USA	5,000
ALBERT JUERGENS	1170 MAIN STREET BOYLSTON MA 01505 USA	18,182
ALBERT JUERGENS	1170 MAIN STREET BOYLSTON MA 01505 USA	3,000

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
THOMAS KAUFHOLD	375 RICE CREEK TERRACE FRIDLEY MN 55432 USA	4,000
KEVIN KELLEY	9575 N FOX HILL CIRCLE GERMANTOWN TN 38139 USA	4,000
KEVIN KELLEY	9575 N FOX HILL CIRCLE GERMANTOWN TN 38139 USA	1,500
JUSTIN KELLY	50 GLENBROOK ROAD 10F STAMFORD CT 06902 USA	2,000
JUSTIN KELLY	50 GLENBROOK ROAD 10F STAMFORD CT 06902 USA	1,500
STEVEN KESSLER	1535 COUGAR RIDGE BUELTON CA 93427 USA	3,361
STEVEN KESSLER	1535 COUGAR RIDGE BUELTON CA 93427 USA	767
MARK NOEL LAWRENCE	42 FOURTH LOOP 13TH BEACH ESTATE BARWON HEADS 3227 VICTORIA AUSTRALIA	10,000
HUW LEWIS	5 CLOS WATERTON WATERTON BRIDGEND CF31 3YE	2,000
HUW LEWIS	5 CLOS WATERTON WATERTON BRIDGEND CF31 3YE	1,500

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
STEVEN LINDSEY	1619 SLOOP DRIVE ANNAPOLIS MD 21401 USA	4,000
STEVEN LINDSEY	1619 SLOOP DRIVE ANNAPOLIS MD 21401 USA	1,500
DEBORAH LIVNEH	3290 AVONDALE AVENUE WINDSOR ONTARIO N9E 1X6	4,000
DEBORAH LIVNEH	3290 AVONDALE AVENUE WINDSOR ONTARIO N9E 1X6	1,500
MICHAEL MACRUM	2315 E. CANYON VIEW LAYTON UT 84040 USA	4,000
MICHAEL MACRUM	2315 E. CANYON VIEW LAYTON UT 84040 USA	1,500
PAULA V. MALONE	90 BRADMEADOW LANE SOMERVILLE TN 38068 USA	2,000
BOBBY J. MARTIN	145 SCHAEFFER LOOP EADS TN 38028 USA	4,000
LISA MARTIN	18 WILDEWOOD DRIVE PAXTON MA 01612 USA	10,000
LISA MARTIN	18 WILDEWOOD DRIVE PAXTON MA 01612 USA	4,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
LISA MARTIN	18 WILDEWOOD DRIVE PAXTON MA 01612 USA	1,500
LISA MARTIN	18 WILDEWOOD DRIVE PAXTON MA 01612 USA	2,000
JAMES MAUPIN	6219 S. DIXIE HWY. FRANKLIN OH 45005 USA	4,000
JAMES MAUPIN	6219 S. DIXIE HWY. FRANKLIN OH 45005 USA	1,500
DANIEL MCMAHON	25224 SUMMERHILL LANE STEVENSON RANCH CA 91381 USA	5,000
DANIEL MCMAHON	25224 SUMMERHILL LANE STEVENSON RANCH CA 91381 USA	4,000
DANIEL MCMAHON	25224 SUMMERHILL LANE STEVENSON RANCH CA 91381 USA	10,000
DANIEL MCMAHON	25224 SUMMERHILL LANE STEVENSON RANCH CA 91381 USA	2,000
THOMAS MOTTA	10 SHANNON LANE ASSONET MA 02702 USA	5,000
THOMAS MOTTA	10 SHANNON LANE ASSONET MA 02702 USA	27,273

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
THOMAS MOTTA	10 SHANNON LANE ASSONET MA 02702 USA	3,000
THOMAS MOTTA	10 SHANNON LANE ASSONET MA 02702 USA	2,000
THOMAS F MURPHY	9790 TROY LANE MAPLE GROVE MINNESOTA 55311 USA	14,745
THOMAS F MURPHY	9790 TROY LANE MAPLE GROVE MINNESOTA 55311 USA	1,296
THOMAS F MURPHY	9790 TROY LANE MAPLE GROVE MINNESOTA 55311 USA	148,273
THOMAS F MURPHY	9790 TROY LANE MAPLE GROVE MINNESOTA 55311 USA	7,690
PERRY ROBIN MYKLEBY	591 GRAND STEEPLE CV COLLIERVILLE TN 38017 USA	3,000
STEPHEN R O'HANLON	98 KING GEORGE V DRIVE NORTH HEATH PARK CARDIFF CF14 4EH	4,000
PAULA PAGNINI	17 LUCIA DRIVE MILFORD MA 01757 USA	4,000
VIJAY PATEL	4744 WE ROSS PKWY APT 56-102 SOUTHAVEN MS 38671	1,500

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
VIJAY PATEL	4744 WE ROSS PKWY APT 56-102 SOUTHAVEN MS 38671	4,000
STEVEN PATTERSON	10 THE MEADOWS MARSHFIELD CARDIFF CF3 2AY CF3 2AY	4,000
JOANN M. PELINKA	6969 POLARIS LN. N. MAPLE GROVE MN 55311 USA	2,000
ANNE-MARIE PERKINS	302 MARSHFIELD ROAD CASTLETON CARDIFF S GLAM CF3 2UU	2,000
OFER PILLAR	9 HASHAKED STREET KIRYAT HAIM 26273	5,000
OFER PILLAR	9 HASHAKED STREET KIRYAT HAIM 26273	10,000
JOHN PILLO	233 SMITH ROAD WOODSTOCK CT06281 USA	516
JOHN PILLO	233 SMITH ROAD WOODSTOCK CT06281 USA	1,688
JOHN PILLO	233 SMITH ROAD WOODSTOCK CT06281 USA	1,671
ANDREW PIZARCZYK	26 THIRLMERE ROAD LONDON ON N6G4R1 N10 2DN	4,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name	Address of Shareholder	Holding
BRAD PRESCHER	1770 TUIRQOISE TRL EAGAN MN 55122 USA	4,000
BRAD PRESCHER	1770 TUIRQOISE TRL EAGAN MN 55122 USA	1,500
LAUREANO PUJOL	524 BLUE MOUNTAIN RISE CANTON GA 30114 USA	5,500
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	5,000
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	4,000
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	1,500
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	2,000
JOSEPH REDMOND	12 MANCHESTER DRIVE NORWALK OH 44857 USA	2,000
JOSEPH REDMOND	12 MANCHESTER DRIVE NORWALK OH 44857 USA	2,000
GEOFFREY C RHOADS	10889 DIAMOND DRIVE CARMEL IN 46032 USA	4,000

GYRUS GROUP PLC

Registration Number 3234242   ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
KRISTIN L. ROBINSON	113 REGENCY DRIVE BRIGHTON TN 38011 USA	2,000
MICHAEL ROMANO	10 OVERLOOK AVE WOBURN MA 01801 USA	1,500
MICHAEL ROMANO	10 OVERLOOK AVE WOBURN MA 01801 USA	2,000
JAMES A RUDY	5958 IVY LEAGUE DRIVE CATONSVILLE MD 21228 USA	4,000
PHIL RYAN	3628 WAYNOKA MEMPHIS TN 38111 USA	5,000
PHIL RYAN	3628 WAYNOKA MEMPHIS TN 38111 USA	1,500
PHIL RYAN	3628 WAYNOKA MEMPHIS TN 38111 USA	2,000
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	5,000
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	6,000
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	3,000

Return of Allotment

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
STEVEN SCHULZ	1940 WENZ AVENUE CHASKA MN 55318 USA	2,000
CHRISTINE SCHWEITZER	11420 HAZELWOOD LN N CHAMPLIN MN 55316 USA	2,000
JULIE A. SEURER	1525 79TH AVE N BROOKLYN PARK MN 55444 USA	4,000
JULIE A. SEURER	1525 79TH AVE N BROOKLYN PARK MN 55444 USA	1,500
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	25,643
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	40,000
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	272,727
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	20,000
TANI SOMPOLSKI	13818 NIGHTHAWK TERRACE BRADENTON FL 34202 USA	4,000
TANI SOMPOLSKI	13818 NIGHTHAWK TERRACE BRADENTON FL 34202 USA	1,500

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
BRIAN LOUIS STEER	THE OLD MUSEUM HAMBLEDEN HENLEY-ON-THAMES RG9 6RJ	39,690
BRIAN LOUIS STEER	THE OLD MUSEUM HAMBLEDEN HENLEY-ON-THAMES RG9 6RJ	15,000
BRIAN LOUIS STEER	THE OLD MUSEUM HAMBLEDEN HENLEY-ON-THAMES RG9 6RJ	363,636
BRIAN LOUIS STEER	THE OLD MUSEUM HAMBLEDEN HENLEY-ON-THAMES RG9 6RJ	30,000
CRAIG A. STOWELL	609 CHAUCER LANE WATERTOWN MN 55388 USA	2,000
CRAIG A. STOWELL	609 CHAUCER LANE WATERTOWN MN 55388 USA	1,500
COREY STREGE	13630 46TH ST. NE ST. MICHAEL MN 55376 USA	2,692
COREY STREGE	13630 46TH ST. NE ST. MICHAEL MN 55376 USA	5,000
COREY STREGE	13630 46TH ST. NE ST. MICHAEL MN 55376 USA	18,182
COREY STREGE	13630 46TH ST. NE ST. MICHAEL MN 55376 USA	10,000
TERRENCE SULLIVAN	195 AUTUMN ROAD WRENTHAM MA 02093	5,000

USA

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name	Address of Shareholder	Holding
TERRENCE SULLIVAN	195 AUTUMN ROAD WRENTHAM MA 02093 USA	4,000
TERRENCE SULLIVAN	195 AUTUMN ROAD WRENTHAM MA 02093 USA	1,500
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	5,577
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	5,000
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	72,727
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	3,000
SANDRA TILDEN	260 SALEM END ROAD FRAMINGHAM MA 017202 USA	5,000
SANDRA TILDEN	260 SALEM END ROAD FRAMINGHAM MA 017202 USA	6,000
SANDRA TILDEN	260 SALEM END ROAD FRAMINGHAM MA 017202 USA	3,000
SANDRA TILDEN	260 SALEM END ROAD FRAMINGHAM MA 017202 USA	2,000

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
JAMES TOTO	7008 LYONS VIEW COURT MURRYSVILLE PA 15668 USA	4,000
JEFF VANDERWINCKEL	6032 CARTER'S VIEW LANE ARLINGTON TN 38002 USA	2,000
DOUGLAS WAHNSCHAFFE	13780 89TH CIRCLE NE OTSEGO MN 55330 USA	2,966
DOUGLAS WAHNSCHAFFE	13780 89TH CIRCLE NE OTSEGO MN 55330 USA	800
WILLIAM K WHITE	14404 HUNTGATE WOODS ROAD MIDLOTHIAN VA23112 USA	8,000
WILLIAM K WHITE	14404 HUNTGATE WOODS ROAD MIDLOTHIAN VA23112 USA	6,000
WILLIAM K WHITE	14404 HUNTGATE WOODS ROAD MIDLOTHIAN VA23112 USA	1,500
ANTHONY WILCOX	407 EDINBURGH PLACE LOUISVILLE KY 40222 USA	4,000
ANTHONY WILCOX	407 EDINBURGH PLACE LOUISVILLE KY 40222 USA	1,500
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	802

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Name and Address of Shareholder		Holding
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	5,000
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	18,182
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	3,000
DANIEL WOOD	10 WEST ELM STREET HOPKINTON MA 01748 USA	6,538
DANIEL WOOD	10 WEST ELM STREET HOPKINTON MA 01748 USA	5,000
DANIEL WOOD	10 WEST ELM STREET HOPKINTON MA 01748 USA	54,545
DANIEL WOOD	10 WEST ELM STREET HOPKINTON MA 01748 USA	3,000
ANDREW ZAPPAS	95141 AMALFI DRIVE 1C FERNANDINA BEECH FL 32034 USA	4,000
ANDREW ZAPPAS	95141 AMALFI DRIVE 1C FERNANDINA BEECH FL 32034 USA	20,000
ANDREW ZAPPAS	95141 AMALFI DRIVE 1C FERNANDINA BEECH FL 32034 USA	75,000

Run Date: 29-JAN-2008 10:10AM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

	Name and Address of Shareholder	Holding
ANDREW ZAPPAS	95141 AMALFI DRIVE 1C FERNANDINA BEECH FL 32034 USA	45,451

Return of Allotment

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

Total Number of Shareholder Accounts printed	245
Total holding for Return of Allotment	3,094,429

C O N T R O L T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2810 INTER REGISTER SHARE CLASS MER	3,094,429
		3,094,429

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 30-JAN-2008

R U N P A R A M E T E R S

P r o c e s s i n g O p t i o n s

Share Class 01 ORD 1P

Registration Date 30-JAN-2008 to 30-JAN-2008

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2810 INTER REGISTER SHARE CLASS MER

Batch 003871

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1095395		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY 1,095,395	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 01.02.08

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9750
DX number DX exchange

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
JOSEPH AFFRUNTI	1911 TWIN OAKS CT. BUFFALO GROVE IL 60089 USA	5,000
ROBERT AFTANIS	110 BERKELEY AVE. BEACH HAVEN NJ 08008 USA	5,000
DAVID ALBALA	DUKE UNIVERSITY MEDICAL CENTER DUMC 3457 ROOM 1112 GREEN ZONE BOX 3457 TRENT DRIVE DURHAM	3,000
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	1,048
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	2,461
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	247
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	755
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	593

Run Date: 29-JAN-2008 10:11AM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	5,000
RAJESH ARAVINDAKSHAN	1400 DEXTER LAKE DRIVE 101 CORDOVA TN 38016 USA	2,391
ANTHONY ATWELL	14 HENSOL CLOSE ROGERSTONE NEWPORT SOUTH WALES NP10 9AG	381
MICHAEL P. BADEN	3445 HIGH LANE LONG LAKE MN 55356 USA	3,000
MICHAEL P. BADEN	3445 HIGH LANE LONG LAKE MN 55356 USA	400
MICHAEL P. BADEN	3445 HIGH LANE LONG LAKE MN 55356 USA	400
MICHAEL P. BADEN	3445 HIGH LANE LONG LAKE MN 55356 USA	1,500
WESLEY GOLDMAN BAKER	1441 NW 14TH AVE BOCA RATON FL 33486 USA	10,000
WESLEY GOLDMAN BAKER	1441 NW 14TH AVE BOCA RATON FL 33486 USA	5,000
WESLEY GOLDMAN BAKER	1441 NW 14TH AVE BOCA RATON FL 33486	10,000

USA

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
WILLIAM E BOLGER	9218 CEDARCREST DRIVE BETHESDA MARYLAND 20814 USA	2,000
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	161
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	524
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	197
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	343
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	883
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	381
ELIZABETH A. BROMAN	7513 WHEATFIELD DR. MEMPHIS TN 38133 USA	1,879
MONICA BRONNICHE	114 RUM RIVER ROAD PRINCETON MN 55371 USA	854
MONICA BRONNICHE	114 RUM RIVER ROAD PRINCETON MN 55371 USA	150

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
MONICA BRONNICHE	114 RUM RIVER ROAD PRINCETON MN 55371 USA	427
MARTIN BROOKE	113 GREENHILL ROAD SEBASTOPOL PONTYPOOL GWENT NP4 5BQ	600
PHIL BROOKS	2574 GREENVALLEY ROAD LOS ANGELES CA90046 USA	2,500
ANNETTE BULLOCK	269 DESBOROUGH AVE HIGH WYCOMBE BUCKS HP11 2TL	1,405
JENNIFER HUSO (BURY)	3026 ARDMORE AVE MOUNDS VIEW MN 55122 USA	986
JENNIFER HUSO (BURY)	3026 ARDMORE AVE MOUNDS VIEW MN 55122 USA	215
JENNIFER HUSO (BURY)	3026 ARDMORE AVE MOUNDS VIEW MN 55122 USA	250
JENNIFER HUSO (BURY)	3026 ARDMORE AVE MOUNDS VIEW MN 55122 USA	493
ROY R CASIANO	1475 NW 12TH AVE SUITE 4025 MIAMI FL 33136 USA	2,000
JUAN C. CERVANTES	12952 LINCOLN STREET NORTHEAST BLAINE MN 55343 USA	150

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

	Name and Address of Shareholder	Holding
JUAN C. CERVANTES	12952 LINCOLN STREET NORTHEAST BLAINE MN 55343 USA	560
MAY CHA	9101 GEORGIA CT. N BROOKLYN PARK MN 55445 USA	896
MAY CHA	9101 GEORGIA CT. N BROOKLYN PARK MN 55445 USA	150
MAY CHA	9101 GEORGIA CT. N BROOKLYN PARK MN 55445 USA	448
MAYSIA T. CHA	6700 TOLEDO AVE. N. BROOKLYN CENTER MN 55429 USA	789
VEOTA CHAMLONGSONG	22004 MARIE CT. RODGERS MN 55374 USA	1,014
VEOTA CHAMLONGSONG	22004 MARIE CT. RODGERS MN 55374 USA	215
VEOTA CHAMLONGSONG	22004 MARIE CT. RODGERS MN 55374 USA	500
VEOTA CHAMLONGSONG	22004 MARIE CT. RODGERS MN 55374 USA	507
HELENA TRACIE CHAPMAN	6 RUTLAND AVE AYLESTONE LEICESTER LE2 7QF	1,000

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
TERENCE LIVINGSTONE CHAPMAN	6 RUTLAND AVE AYLESTONE LEICESTER LE2 7QF	375
MARTIN CHURCHFIELD	54888 S. IOLA WAY ENGLEWOOD CO 80111 USA	5,000
ROBERT WILLIAM COLLINGHAM	302 MARSHFIELD ROAD CASTLETON CARDIFF S GLAM CF3 2UU	386
JASON CONSTANTINEAU	1237 S. CENTER ST. WELLSVILLE UT 84339 USA	293
JASON CONSTANTINEAU	1237 S. CENTER ST. WELLSVILLE UT 84339 USA	400
ERIK DALGAARD	11905 PORTER DR. CHAMPLIN MN 55316 USA	1,891
MARK DAVIES	2 SPRING STREET DOWLAIS MERTHYR TYDFIL CF48 3RR	1,375
MARK DAVIES	2 SPRING STREET DOWLAIS MERTHYR TYDFIL CF48 3RR	800
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	4,762
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	121,519
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	78,975

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
GILL DOLAN	14 ORCHID WAY ST HELENS MERSEYSIDE WA8 4ZN	1,100
ANDREW DZIMITROWICZ	GLAN TROTHY HOUSE LLANTILIO CROSSENNY ABERGAVENNY GWENT NP7 8SU	1,500
ANDREW DZIMITROWICZ	GLAN TROTHY HOUSE LLANTILIO CROSSENNY ABERGAVENNY GWENT NP7 8SU	5,000
ALAN C EATON	CONSULTANT UROLOGIST QUEEN ELIZABETH HOSPITAL GAYTON ROAD KINGS LYNN NORFOLK PE30 4ET	2,000
ALEKSANDRA KRISTINA EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF GLAM CF3 2TA	686
ALEKSANDRA KRISTINA EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF GLAM CF3 2TA	1,444
JULIAN MARK EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF GLAM CF3 2TA	314
JULIAN MARK EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF GLAM CF3 2TA	889
JULIAN MARK EBBUTT	1 WOODFIELD CLOSE MARSHFIELD CARDIFF GLAM CF3 2TA	2,667
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	3,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	10,000
SIMON EDWARDS	4 WRENWOOD NEATH WEST GLAM SA10 7PU	6,018
DAVID W EISELE	400 PARNASSUS AVENUE SUITE A730 SAN FRANCISCO 94143-0342 USA	2,000
JON ENGELBART	18625 GERTRUDE ST. OMAHA NE 68136 USA	2,000
PATRICK FAZIO	1430 GRANADA AVE. N. OAKDALE MN 55128 USA	1,650
REX FERNALD	3830 143RD AVE NE HAM LAKE MN 55304 USA	10,000
REX FERNALD	3830 143RD AVE NE HAM LAKE MN 55304 USA	2,500
REX FERNALD	3830 143RD AVE NE HAM LAKE MN 55304 USA	1,000
REX FERNALD	3830 143RD AVE NE HAM LAKE MN 55304 USA	5,000
FLORIE FERNANDES	75 TRAVELLERS WAY BATH ROAD HOUNSLOW WEST TW4 7QB	314
FLORIE FERNANDES	75 TRAVELLERS WAY BATH ROAD	695

HOUNSLOW WEST TW4 7QB

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
MELISSA FITZGIBBONS	6107 EMERSON AVE. N. BROOKLYN CENTER MN 55430 USA	1,001
ALISTAIR FLEMING	PENHOW HOUSE 2 THE CLOISTERS CHEPSTOW MONMOUTHSHIRE NP16 5UA	462
ALISTAIR FLEMING	PENHOW HOUSE 2 THE CLOISTERS CHEPSTOW MONMOUTHSHIRE NP16 5UA	197
ALISTAIR FLEMING	PENHOW HOUSE 2 THE CLOISTERS CHEPSTOW MONMOUTHSHIRE NP16 5UA	314
KAYE FLETCHER	44 HIGH CROSS LANE ROGERSTONE NEWPORT GWENT NP16 5UA	381
PAUL W FLINT	308 GOLF COURSE ROAD OWING WILLS MD 21117 USA	2,000
SHANNON L. FOGERTY	7538 VAL MARIE LANE MEMPHIS TN 38133 USA	750
ANDREW FORD	THE FORGE 6A RECTORY ROAD EASTON IN GORDANO BS20 0QB	5,000
JOHN KENNETH BLAIR FRASER	9464 DOE MEADOW DRIVE GERMANTOWN TN 38139 USA	12,500
JAMES FRISKE	17349 ZUMBROTA STREET NE HAM LAKE MN 55304 USA	1,555

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
SUSAN W. FRYE	7091 BUTTERNUT COVE MEMPHIS TN 38133 USA	1,422
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	5,000
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	10,000
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	5,000
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	10,000
ROBERT GADSDEN	15 EXMOOR ROAD THATCHAM BERKS RG19 3UY	10,000
FRANK GARDNER	5061 CALYPSO COURT ALTA LOMA CA 91737 USA	2,000
LAURA GAVROCK	6245 COVINGTON PIKE MILLINGTON TN 38053 USA	1,045
MICHAEL GERAGHTY	1342 CHERRY HILL RD MENDOTA HEIGHTS MN 55118 USA	40,000
BEVERLY GERBER	2545 HAMLINE AV N #101 ROSEVILLE MN 55113 USA	1,328
RITA GIBBS	25 GOULD CLOSE BEECHTREE PARK OLD ST. MELLONS CARDIFF	887

S GLAM CF3 5BD

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
JOHN B GIBSON	5761 NORTH PENNSYLVANIA STREET INDIANAPOLIS IN 46220 USA	5,000
C TIMOTHY GILLAND	3715 MARY OAKS MEMPHIS TN 38133 USA	2,232
JAN DE GRAAF	VERZETSLAAN 2 3527 BW UTRECHT HOLLAND	1,131
KENNETH GRANT	26 HAVEN STREET DOVER MASSACHUSETTS 02030 USA	10,000
TEDDY HAGE	28415 INCLINE LANE SANTA CLARITA CA 91390 USA	1,500
MIKE HAGLAND	87 GREENHILL ROAD SEBASTOPOL PONTYPOOL TORFAEN NP4 5BH	43
CHRISTINE HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	1,260
CHRISTINE HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	746
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	567
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	1,608
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	254

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	3,000
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	764
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	3,944
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	631
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	5,236
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	4,375
RANDY HANSON	128 INDIAN HILLS LN CIRCLE PINES MN 55014 USA	1,500
RANDY HANSON	128 INDIAN HILLS LN CIRCLE PINES MN 55014 USA	975
RANDY HANSON	128 INDIAN HILLS LN CIRCLE PINES MN 55014 USA	750
DAVID HARDING	5061 BARLETT BLVD. MOUND MN 55364 USA	293
DAVID HARDING	5061 BARLETT BLVD. MOUND MN 55364 USA	634

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
NEKITA C. HARMON	2616 LOWELL MEMPHIS TN 38114 USA	926
DAVID E. HENRICKSON	6640 EDGEWOOD ST. ROCKFORD MN 55373 USA	995
CHERRY HERRMANN	2831 RHODE ISLAND AV ST LOUIS PARK MN 55426 USA	908
CHERRY HERRMANN	2831 RHODE ISLAND AV ST LOUIS PARK MN 55426 USA	150
KAREN HILL	PO BOX 4 240 LAKE STREET DASSEL MN 55325 USA	1,206
JOHN HOSIER	1 SWANAGE CLOSE ST MELLONS CARDIFF CF3 0LS	300
JOHN HOSIER	1 SWANAGE CLOSE ST MELLONS CARDIFF CF3 0LS	1,651
PAMELA ELIZABETH HOSIER	1 SWANAGE CLOSE ST MELLONS CARDIFF CF3 0LS	500
PAMELA ELIZABETH HOSIER	1 SWANAGE CLOSE ST MELLONS CARDIFF CF3 0LS	200
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576 USA	10,000

GYRUS GROUP PLC

Company Code: G121

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name	Address of Shareholder	Holding
ROBERT HOXIE	1710 POND ROAD MURRELLS INLET SC 29576 USA	10,000
MIRANDA HUNT	203 LAKE DRIVE SOMERVILLE TN 38068 USA	949
MICHAEL HUSO	4601 JEFFERSON STREET NE COLUMBIA HEIGHTS MN 55421 USA	686
CHARLES D. GOODWIN II	4910 WESTON LANE N PLYMOUTH MN 55446 USA	10,000
B MANRIN RAINS III	8750 WALNUT GROVE ROAD CORDOVA TENNESSEE TN 38018 USA	2,000
RHODRI JAMES	29 HEATHWAY HEATH CARDIFF S GLAM CF14 4JQ	817
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	50,000
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	10,000
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311 USA	1,000
MARK JENSEN	14959 80TH PLACE N. MAPLE GROVE MN 55311	5,000

USA

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GYRUS GROUP PLC

Registration Number 3234242   ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
GILBERT DELL JOHNSON	4890 BLUE WING ST MEMPHIS TN38002 USA	780
DARRELL HAYES- JONES	117 STATION ROAD YSTRADGYNLAIS POWYS SA9 1PL	339
DARRELL HAYES- JONES	117 STATION ROAD YSTRADGYNLAIS POWYS SA9 1PL	381
LOUISE KENNEDY	8 IMRAN COURT ELSTON ROAD ALDERSHOT HAMPSHIRE GU12 4EH	1,047
STEVEN KESSLER	1535 COUGAR RIDGE BUELLTON CA 93427 USA	10,000
STEVEN KESSLER	1535 COUGAR RIDGE BUELLTON CA 93427 USA	5,000
GEORGE KLEMMER	10303 HILLSIDE LN W MINNETONKA MN 55305 USA	2,111
GEORGE KLEMMER	10303 HILLSIDE LN W MINNETONKA MN 55305 USA	400
GEORGE KLEMMER	10303 HILLSIDE LN W MINNETONKA MN 55305 USA	2,000
MARTINUS JOHANNES KOSTER	7968 S. REGATTA DR.#102 CORDOVA TN 38016 USA	1,297

Run Date: 29-JAN-2008 10:11AM
Ref: RS2802 V4.1e
Company Code: G121

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
FREDERICK A KUHN	GEORGIA NASAL & SINUS INST. PC "4750 WATERS AVE SUITE 112" SAVANNAH GA 31404-6267 USA	2,000
MARK NOEL LAWRENCE	42 FOURTH LOOP 13TH BEACH ESTATE BARWON HEADS 3227 VICTORIA AUSTRALIA	35,000
MAO LEE	5424 80TH AVE. N BROOKLYN PARK MN 55443 USA	150
BRENDA L. LEWIS	5879 GILT EDGE RD. BRIGHTON TN 38011 USA	1,263
CHERI CHANEL LOEHR	6400 SYCAMORE LANE #105 MAPLE GROVE MN 55369 USA	1,161
TOM LYONS	CENTER FOR WOMAN'S CARE & REPRODUCT "1140 HAMMOND DRIVE SUITE F-6230" ATLANTA GA 30328 USA	2,500
KENNETH MALESINSKI	4975 HIDDEN LAKE DR APT #304 MEMPHIS TN 38128 USA	1,601
JOLANDA ADRIANA CATHARINA MANSCHOT	STOCKHOLMLAAN 8 3446 AB WOERDEN HOLLAND	511
BEATA MARTELL	7025 GRIMES AVE N BROOKLYN CENTER MN 55429 USA	892

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name	Address of Shareholder	Holding
BEATA MARTELL	7025 GRIMES AVE N BROOKLYN CENTER MN 55429 USA	215
BEATA MARTELL	7025 GRIMES AVE N BROOKLYN CENTER MN 55429 USA	446
BOBBY J. MARTIN	145 SCHAEFFER LOOP EADS TN 38028 USA	750
MARTINE MATTHEWS	234 MEADOW RISE BRYNNA MID GLAM CF72 9TP	500
JAMES MAUPIN	6219 S. DIXIE HWY. FRANKLIN OH 45005 USA	5,000
GENNIE SUE MCCALVIN	1194 BURNETT LANE COVINGTON TN 38019 USA	1,168
PAMELA J. MEINKE	8807 HASTINGS CIR NE BLAINE MN 55449 USA	1,469
ARTURO MENCHACA	GRANGE COMMUNITY HOSPITAL 1323 MEMORIAL DRIVE #106 LA GRANGE IL 60525 USA	2,000
GRAHAM MIELL	16 OAKFIELDS MARSHFIELD CARDIFF S GLAM CF3 2EZ	1,760
BRYAN MILLER	10882 CARTER LANE OLIVE BRANCH MS 38654 USA	1,263

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
CHARLES MILLER	1675 WILMOT ROAD BANNOCKBURN IL 60005 USA	2,500
KIM MOORE	5505 CHURCH ROAD MOUND MN 55364 USA	972
KIM MOORE	5505 CHURCH ROAD MOUND MN 55364 USA	175
KIM MOORE	5505 CHURCH ROAD MOUND MN 55364 USA	2,000
VANG MOUA	890 FOREST STREET ST. PAUL MN 55106 USA	640
SEAN MULYCK	1494 CARROLL AVE ST PAUL MN 55104 USA	1,011
SEAN MULYCK	1494 CARROLL AVE ST PAUL MN 55104 USA	175
SEAN MULYCK	1494 CARROLL AVE ST PAUL MN 55104 USA	2,000
PERRY ROBIN MYKLEBY	591 GRAND STEEPLE CV COLLIERVILLE TN 38017 USA	3,592
PERRY ROBIN MYKLEBY	591 GRAND STEEPLE CV COLLIERVILLE TN 38017 USA	1,000

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
PERRY ROBIN MYKLEBY	591 GRAND STEEPLE CV COLLIERVILLE TN 38017 USA	2,250
KAREN NICHOLLS	3 HOMESTEAD FARM SHIPLATE ROAD BLEADON NORTH SOMERSET BS24 0NQ	2,150
X REBECA NUNNALLY	5055 HATCH LANE ARLINGTON TN 38002 USA	1,070
DOUGLAS J. OCHIS	1878 CARDINAL DRIVE SHAKOPEE MN 55379 USA	1,896
SALLY O'KEEFE	5 BULRUSH CLOSE ST MELLONS CARDIFF CF3 0AZ	500
DOUG OLSEN	220 MURPHY AVE SUITE B NASHVILLE TN 37203 USA	2,000
CORNELIA WILLEMIJNTJE OSKAM	HOENKOOPSEBUURTWEG 40 2851 AK HAASTRECHT HOLLAND	656
VIJAY PATEL	4744 WE ROSS PKWY APT 56-102 SOUTHAVEN MS 38671 USA	2,369
VIJAY PATEL	4744 WE ROSS PKWY APT 56-102 SOUTHAVEN MS 38671 USA	1,000

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
VIJAY PATEL	4744 WE ROSS PKWY APT 56-102 SOUTHAVEN MS 38671 USA	1,000
JOANN M. PELINKA	6969 POLARIS LN. N. MAPLE GROVE MN 55311 USA	2,500
JOANN M. PELINKA	6969 POLARIS LN. N. MAPLE GROVE MN 55311 USA	1,879
ANNE-MARIE PERKINS	302 MARSHFIELD ROAD CASTLETON CARDIFF S GLAM CF3 2UU	127
SOUVIDA PHOUYBANHDYT	6440 91ST AVENUE N. BROOKLYN PARK MN 55445 USA	904
SOUVIDA PHOUYBANHDYT	6440 91ST AVENUE N. BROOKLYN PARK MN 55445 USA	175
SOUVIDA PHOUYBANHDYT	6440 91ST AVENUE N. BROOKLYN PARK MN 55445 USA	452
AARON PIDDE	5301 NORTHWOOD RIDGE BLOOMINGTON MN 55437 USA	1,681
SHIRLEY PIERCEY	21515 MAPLE AVE ROGERS MN 55374 USA	892
SHIRLEY PIERCEY	21515 MAPLE AVE ROGERS MN 55374	150

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GYRUS GROUP PLC

USA

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name	Address of Shareholder	Holding
SHIRLEY PIERCEY	21515 MAPLE AVE ROGERS MN 55374 USA	446
GLENN PREMINGER	DUKE UNIVERSITY MEDICAL CENTER DUMC 3457 ROOM 1112 GREEN ZONE BOX 3167 TRENT DRIVE DURHAM NC 27710 USA	3,000
JAMES PRESTHUS	7450 FRANCE AVENUE SUITE 240 EDINA MN 55435 USA	2,500
GARRY D. PRINCE	1277 BROADMOOR MEMPHIS TN 38111 USA	1,041
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	2,358
PAUL DAVID RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	2,358
DONNA L. RIISAGER	20372 COUNTY ROAD 72 ELK RIVER MN 55330 USA	640
PHIL RYAN	3628 WAYNOKA MEMPHIS TN 38111 USA	2,275
PHIL RYAN	3628 WAYNOKA MEMPHIS TN 38111 USA	500
PHIL RYAN	3628 WAYNOKA MEMPHIS TN 38111	1,500

Company Code: G121

GYRUS GROUP PLC

USA

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GYRUS GROUP PLC

Registration Number 3234242   ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	14,000
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	6,500
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	2,000
SCOTT SANDERS	1731 TWILIGHT COURT LONGMONT CO 80501 USA	10,000
MATT SCHOGER	1011 MABRY MILL ROAD *HOUSTON* TX 77062 USA	5,000
STEVEN SCHULZ	1940 WENZ AVENUE CHASKA MN 55318 USA	1,833
STEVEN SCHULZ	1940 WENZ AVENUE CHASKA MN 55318 USA	250
CHRISTINE SCHWEITZER	11420 HAZELWOOD LN N CHAMPLIN MN 55316 USA	5,000
CHRISTINE SCHWEITZER	11420 HAZELWOOD LN N CHAMPLIN MN 55316 USA	1,537
AARON LEE SCOTT	660 DUNCAN ROAD ATOKA TN 38004 USA	1,601

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
RICK SEIDEL	11430 NORTH 109TH STREET SCOTTSDALE AZ 85259 USA	5,000
NY SENGPHET	4705 THORPE DR. MASON TN 38049 USA	1,070
MICHAEL SETZEN	333 EAST SHORE ROAD MANHASSET NY 11030-2900 USA	2,000
JULIE A. SEURER	1525 79TH AVE N BROOKLYN PARK MN 55444 USA	2,000
MICHAEL SHANAHAN	922 WILLIAM STREET RIVER FOREST IL 60305 USA	2,000
MELANIE JANE SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	1,460
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	1,048
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	23,392
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	69,533
MICHAEL J SILLERS	1012 BRIARCLIFF TRACE BIRMINGHAM AL 35242 USA	2,000

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
DANIEL SIMON	3177 LOST PINE WAY PORTAGE MI 49024 USA	2,000
STEVE SIPPLE	"10556 COMBIE ROAD #224" AUBURN CA 95602 USA	5,000
NICKY K. SIVORAVONG	6231 CAROL DR. NE FRIDLEY MN 55432 USA	1,003
NICKY K. SIVORAVONG	6231 CAROL DR. NE FRIDLEY MN 55432 USA	175
NICKY K. SIVORAVONG	6231 CAROL DR. NE FRIDLEY MN 55432 USA	501
MARIA HELENA CORNELIA SLAGER	DE KUINDER 20 3448 DR WOERDEN HOLLAND	883
MICHAEL L. SMITH	4515 ATOKA-IDAVILLE RD. ATOKA TN 38004 USA	1,601
JAMES A STANKIEWICZ	10730 ARLINGTON LANE ORLANDO PARK ILLINOIS 60462 USA	2,000
PATSY A. STARNES	69 PILGRAM ROAD ATOKA TN 38004 USA	1,315
URSULA GAY STARNES	69 PILGRAM ROAD ATOKA TN 38004	914

USA

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
BRIAN LOUIS STEER	THE OLD MUSEUM HAMBLEDEN HENLEY-ON-THAMES RG9 6RJ	58,481
COREY STREGE	13630 46TH ST. NE ST. MICHAEL MN 55376 USA	6,500
COREY STREGE	13630 46TH ST. NE ST. MICHAEL MN 55376 USA	15,000
STEPHEN STRUP	110 CAMBRIDGE LANE NICHOLASVILLE KY 40356 USA	3,000
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	10,000
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	3,500
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	2,000
CRAIG SWANDAL	209 GREENBRIAR LN BUFFALO MN 55313 USA	20,000
ROBERT TATE	6065 AUBREY RANCH DR ARLINGTON TN 38002 USA	927
JAMES THOMPSON	211 SCENIC HIGHWAY LOOKOUT MOUNTAIN TN 37350 USA	5,000

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
SUSAN TOMMERDAHL	3982 EDGEWOOD RD LEXINGTON MN 55014 USA	1,060
SUSAN TOMMERDAHL	3982 EDGEWOOD RD LEXINGTON MN 55014 USA	250
SUSAN TOMMERDAHL	3982 EDGEWOOD RD LEXINGTON MN 55014 USA	530
SHIA VUE	1051 VIRGINIA STREET ST PAUL MN 55117 USA	774
SHIA VUE	1051 VIRGINIA STREET ST PAUL MN 55117 USA	150
SHIA VUE	1051 VIRGINIA STREET ST PAUL MN 55117 USA	250
SHIA VUE	1051 VIRGINIA STREET ST PAUL MN 55117 USA	387
SIA VUE	504 HEIGHT ROAD ST MICHAEL MN 55376 USA	640
TONG VUE	10 BIRCH AVE NW ST MICHAEL MN 55376 USA	763
TONG VUE	10 BIRCH AVE NW ST MICHAEL MN 55376 USA	150

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GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name	Address of Shareholder	Holding
TONG VUE	10 BIRCH AVE NW ST MICHAEL MN 55376 USA	381
LORETTA A. WALLACE	5012 MUNFORD GILT EDGE RD. BRIGHTON TN 38011 USA	500
JOANN P. WARHURST	69 BUFORD WEST MUNFORD TN 38058 USA	846
GRAHAM WATSON	CONSULTANT UROLOGIST EASTBOURNE DISTRICT GENERAL HOSPITA KINGS DRIVE EASTBOURNE BN21 2UD	2,000
KAY WATSON	6985 LUXOR LANE CORDOVA TN 38018 USA	1,394
ANTHONY WILCOX	407 EDINBURGH PLACE LOUISVILLE KY 40222 USA	5,000
ANNETTE WILLIAMS	409 UNDERWOOD LANE NW ST. MICHAEL MN 55376 USA	924
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	5,500
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	750
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	1,600

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
LINSY WILLIAMS	STEEPHOLM PENYLAN ROAD BASSALEG NEWPORT NP10 8RW	5,000
NEIL WILLIAMS	TY CLYD 13 VAYNOR MOUNT PLEASENT PORTH RHONDDA CYNON TAFF CF40 ODA	381
SEAN WILSON	38 HEOL LLLINOS THORNHILL CARDIFF S GLAM CF14 9JF	1,588
LYNDALL B. WISE	HCR-76 BOX 611 GRUETLI-LAAGER TN 37339 USA	1,399
PAUL WOOTTON	30 CLAREMONT MALPAS NEWPORT GWENT NP20 6PJ	1,050
PAUL WOOTTON	30 CLAREMONT MALPAS NEWPORT GWENT NP20 6PJ	124
CHONG XIONG	1030 MORGAN AVE N MINNEAPOLIS MN 55411 USA	640
DAO HER XIONG	1030 MORGAN AVE N MINNEAPOLIS MN 55411 USA	728
IA XIONG	3546 UPTON AVE. N. MINNEAPOLIS MN 55412 USA	873
JAMES XIONG	7841 DUPONT AVE. BROOKLYN PARK MN 55444	412

USA

Run Date: 29-JAN-2008 10:11AM
Ref: RS2802 V4.1e

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
ANDREW ZAPPAS	95141 AMALFI DRIVE 1C FERNANDINA BEECH FL 32034 USA	5,000
MUNZAR ZIA	24 COVENT GARDENS POINT COOK VIC 3030 AUSTRALIA	1,210

Run Date: 29-JAN-2008 10:11AM
Ref: RS2802 V4.1e

Return of Allotment

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Total Number of Shareholder Accounts printed	283
Total holding for Return of Allotment	1,095,395

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2810 INTER REGISTER SHARE CLASS MER	1,095,395
		1,095,395

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 1P

Registration Date 29-JAN-2008 to 29-JAN-2008

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2810 INTER REGISTER SHARE CLASS MER

Batch 003870

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

2008 FEB 25 A 5:49

REGISTERED AT CORPORATIONS

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	29	
Month	01	
Year	2008	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	56777		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PLEASE SEE ATTACHED LIST Address: UK Postcode	ORDINARY	56,777
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01.02.2008

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9750
DX number DX exchange

Run Date: 28-JAN-2008 11:50AM
Ref: RS2802 V4.1e
Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	952
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	7,539
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	753
FRANCIS AMOAH	WOODSIDE SHINFIELD ROAD SHINFIELD READING BERKSHIRE RG2 9BE	1,652
ANTHONY ATWELL	14 HENSOL CLOSE ROGERSTONE NEWPORT SOUTH WALES NP10 9AG	619
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	339
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	476
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	603
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	1,049

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	902
JASON BREWER	38 BARNFIELD PONTHIR NEWPORT GWENT NP18 ITN	619
GORDON ROY DAVIS	THE OLD POST OFFICE CHALTON NR WATERLOOVILLE PO8 0BG	10,427
FLORIE FERNANDES	75 TRAVELLERS WAY BATH ROAD HOUNSLOW WEST TW4 7QB	686
FLORIE FERNANDES	75 TRAVELLERS WAY BATH ROAD HOUNSLOW WEST TW4 7QB	710
ALISTAIR FLEMING	PENHOW HOUSE 2 THE CLOISTERS CHEPSTOW MONMOUTHSHIRE NP16 5UA	975
ALISTAIR FLEMING	PENHOW HOUSE 2 THE CLOISTERS CHEPSTOW MONMOUTHSHIRE NP16 5UA	603
ALISTAIR FLEMING	PENHOW HOUSE 2 THE CLOISTERS CHEPSTOW MONMOUTHSHIRE NP16 5UA	686
KAYE FLETCHER	44 HIGH CROSS LANE ROGERSTONE NEWPORT GWENT NP10 9BG	619
MIKE HAGLAND	87 GREENHILL ROAD SEBASTOPOL PONTYPOOL TORFAEN NP4 5BH	107
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE	173

NEWPORT NP10 ODF

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name and Address of Shareholder		Holding
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	3,392
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	2,339
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	5,453
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	869
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	4,764
PHILIP HALES	8 VANBRUGH CLOSE ROGERSTONE NEWPORT NP10 ODF	5,625
RHODRI JAMES	29 HEATHWAY HEATH CARDIFF SOUTH GLAMORGAN CF14 4JQ	453
DARRELL HAYES-JONES	117 STATION ROAD YSTRADGYNLAIS POWYS SA9 1PL	661
DARRELL HAYES-JONES	117 STATION ROAD YSTRADGYNLAIS POWYS SA9 1PL	619
AMANDA RADFORD	24 FOXBOROUGH SWALLOWFIELD READING BERKSHIRE RG7 1RW	284
SIMON SHAW	CHURCH HOUSE 329 CATHERINGTON LANE CATHERINGTON WATERLOOVILLE PO8 0TE	834

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Name	Address of Shareholder	Holding
NEIL WILLIAMS	TY CLYD 13 VAYNOR MOUNT PLEASENT PORTH RHONDDA CYNON TAFF CF40 ODA	619
PAUL WOOTTON	30 CLAREMOUNT MALPAS NEWPORT GWENT NP20 6PJ	376

Run Date: 28-JAN-2008 11:50AM
Ref: RS2802 V4.1e

Company Code: G121

Return of Allotment

GYRUS GROUP PLC

Registration Number 3234242 ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

Total Number of Shareholder Accounts printed	33
Total holding for Return of Allotment	56,777

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	56,777
		56,777

Company Code: G121

GYRUS GROUP PLC

Registration Number 3234242

ORDINARY SHARES OF 1P EACH FULLY PAID Issued on 29-JAN-2008

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 01   ORD 1P

Registration Date 29-JAN-2008 to 29-JAN-2008

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT

Batch 003857

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	01	2008			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3285		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.73		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MR GORDON ROY DAVIS Address THE OLD POST OFFICE,CHARLTON,WATERLOOVILLE UK Postcode PO8 0BG	Class of shares allotted ORDINARY	Number allotted 2,190
Name JURGEN THOMANN Address 37 WATKIN STREET,SWANSEA UK Postcode SA1 6YD	Class of shares allotted ORDINARY	Number allotted 1,095
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

END

Signed [signature] Date 1.02.08

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver.~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9750
DX number DX exchange